02067889

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.	0000882253
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, December 30, 2002, Series 2002-12	~~333-68542~~ 333-56240

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 3 0 2002
WASH. D.C. 183

PROCESSED
JAN 0 3 2003
THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: ______________________

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.